UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                       to
Commission file number: 000-51251
LifePoint Hospitals, Inc. Retirement Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer listed below)
LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, Tennessee 37027
(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

LifePoint Hospitals, Inc. Retirement Plan
Audited Financial Statements and Supplemental Schedules

Years Ended December 31, 2005 and 2006

Report of Independent Registered Public Accounting Firm
The Plan Sponsor
LifePoint Hospitals, Inc. Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) as of December 31, 2005 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans during the year ended December 31, 2006.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Lattimore Black Morgan & Cain, P.C.
Brentwood, Tennessee
June 28, 2007

LifePoint Hospitals, Inc. Retirement Plan
Statements of Net Assets Available for Benefits

	December 31, 2005			December 31, 2006
	Participants’	ESOP Shares		Participants’	ESOP Shares
	Accounts	Fund		Accounts	Fund
	(Allocated)	(Unallocated)	Total	(Allocated)	(Unallocated)	Total
Assets
Investments, at fair value	$233,312,886	$37,131,828	$270,444,714	$264,678,502	$21,057,731	$285,736,233
Employer contributions receivable	—	1,981,484	1,981,484	—	346,774	346,774
Participant contributions receivable	883,972	—	883,972	1,118,769	—	1,118,769
Income receivable	20,500	—	20,500	171,598	—	171,598

Total assets	$234,217,358	$39,113,312	$273,330,670	$265,968,869	$21,404,505	$287,373,374

Liabilities
Accrued interest payable to LifePoint Hospitals, Inc.	$—	$1,228,538	$1,228,538	$—	$346,774	$346,774
Note payable to LifePoint Hospitals, Inc.	—	11,948,753	11,948,753	—	8,268,136	8,268,136
Expenses payable	234,559	—	234,559	235,339	—	235,339
Excess contributions payable	76,924	—	76,924	315,562	—	315,562

Total liabilities	$311,483	$13,177,291	$13,488,774	$550,901	$8,614,910	$9,165,811

Net assets available for benefits at fair value	$233,905,875	$25,936,021	$259,841,896	$265,417,968	$12,789,595	$278,207,563

Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	330,657	—	330,657	480,781	—	480,781

Net assets available for benefits	$234,236,532	$25,936,021	$260,172,553	$265,898,749	$12,789,595	$278,688,344

See accompanying notes.

LifePoint Hospitals, Inc. Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2005			Year Ended December 31, 2006
	Participants’	ESOP Shares		Participants’	ESOP Shares
	Accounts	Fund		Accounts	Fund
	(Allocated)	(Unallocated)	Total	(Allocated)	(Unallocated)	Total
Additions
Interest and dividend income	$821,918	$—	$821,918	$1,094,543	$—	$1,094,543
Employer contributions	—	7,836,517	7,836,517	—	8,536,517	8,536,517
Participants’ contributions	17,472,352	—	17,472,352	29,866,485	—	29,866,485

Total additions	18,294,270	7,836,517	26,130,787	30,961,028	8,536,517	39,497,545

Deductions
Benefits paid	16,419,236	—	16,419,236	24,992,063	—	24,992,063
Interest expense	—	1,228,538	1,228,538	—	955,900	955,900
Administrative expenses	2,047,306	—	2,047,306	1,833,851	—	1,833,851

Total deductions	18,466,542	1,228,538	19,695,080	26,825,914	955,900	27,781,814

Net appreciation (depreciation) in fair value of investments	19,211,342	4,788,226	23,999,568	15,816,605	(9,016,545)	6,800,060
Allocation of ESOP shares to Plan	15,449,115	(15,449,115)	—	11,710,498	(11,710,498)	—

Net increase (decrease) in net assets available for benefits	34,488,185	(4,052,910)	30,435,275	31,662,217	(13,146,426)	18,515,791

Net assets available for benefits at beginning of year	199,748,347	29,988,931	229,737,278	234,236,532	25,936,021	260,172,553

Net assets available for benefits at end of year	$234,236,532	$25,936,021	$260,172,553	$265,898,749	$12,789,595	$278,688,344

See accompanying notes.

LifePoint Hospitals, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2006
Note 1 — Description of the Plan
The following description of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of LifePoint Hospitals, Inc. (the “Company”) who have completed two full months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan includes a component that is an “employee stock ownership plan” (“ESOP”) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”). As an ESOP, the Plan generates certain favorable federal income tax consequences for the Company through an acquisition loan from the Company, as described in Note 6. These shares are held in an ESOP suspense account and are released to participant accounts as the loan is repaid. The Plan uses Company contributions to repay the loan principal and interest.
Contributions
Each participant may elect to contribute up to 50% of his or her pre-tax compensation to the Plan (“Salary Deferral Contribution”). An automatic 2% Salary Deferral Contribution is applied to all participants who do not make a contrary election. Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions subject to the Code’s limitations.
The Plan provides a matching contribution of Company stock in an amount equal to 100% of the amount the participant has elected as a Salary Deferral Contribution for that payroll period, up to 3% of the participant’s compensation.
In any Plan year, the Company may contribute to participants’ accounts Company stock as determined by the Company (“ESOP Contributions”). In addition, discretionary Company profit sharing contributions may be made by the Company (“Profit Sharing Contributions”). To be eligible for an allocation of the ESOP Contributions and Profit Sharing Contributions, a participant must meet the following requirements:
(i)	Participant is age 21 or older on the last day of the Plan year;

(ii)	Participant completed one year of service during the Plan year; and

(iii)	Participant is an employee as of the last day of the Plan year.
An additional contribution by the Company in an amount determined by the Company to ensure that the Plan satisfies certain nondiscrimination requirements of the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year (“Unilateral Employer Contributions”).
During 2005 and 2006, the Company’s ESOP contribution consisted of an allocation of a fixed number of shares of the Company’s common stock (23,306 shares per month) and a discretionary cash contribution. The Company made approximately $3,200,000 and $3,900,000 in discretionary cash contributions during the years ended December 31, 2005 and 2006, respectively.

Participant Accounts
Each participant’s account is credited (charged) with the participant’s contributions, the Company’s contributions (a portion of which results in shares of the Company’s common stock released from the ESOP suspense account), and Plan earnings (losses). Allocations are based on participant’s earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions and allocations are subject to certain limitations under the Code. The Plan allows participants who are fully vested to diversify their ESOP contributions by investing in other securities available under the Plan.
Payment of Benefits
Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $5,000 is distributed to the participant or the beneficiary, as applicable, in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000 the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but less than $5,000, the vested value of the participant’s account is rolled into an individual retirement account on behalf of the participant. A participant’s contributions may also be withdrawn for certain hardship situations.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or one-half of the respective participant’s vested account balance. Loan terms range from one half a year to five years or up to ten years if the loan is used for the purchase of a primary residence. The loans are secured by the vested balance in the respective participant’s account and bear interest at a rate commensurate with local prevailing rates, ranging from 4.0% to 9.5% as of December 31, 2006, as determined by the plan administrator. Principal and interest are paid by the participant ratably through payroll deductions.
Vesting and Forfeitures
Participants are immediately fully vested in their Salary Deferral Contributions, Unilateral Employer Contributions, rollover contributions and investment earnings (losses) arising from these contributions. Salary Deferral Matching Contribution Allocations, ESOP Contributions, Profit Sharing Contributions are subject to a vesting schedule based on the participant’s number of years of service as follows:

Vested
Years of Service	Percentage

Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%
Participants’ interest in their accounts become fully vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, attain age 55 and have completed 10 years of service, incur a total and permanent disability or die while employed by the Company.
If a participant who is not fully vested terminates employment with the Company, the participant is entitled to the vested portion of their account. The non-vested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants in the Plan, if forfeitures from ESOP accounts occur. Unused forfeitures totaled $3,995,996 and $5,419,624 at December 31, 2005 and 2006, respectively, and $0 and $217,750 of forfeitures were used to reduce employer contributions during the years then ended, respectively.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.
As described in Financial Accounting Standards Board Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan’s net assets available for benefits or changes in net asset available for benefits, as such investments have historically been presented at contract value.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation. Effective January 1, 2006, the Company reclassified its rollover receipts as part of participant’s contributions and its rollover distributions as part of benefits paid. Rollover receipts and rollover disbursements were reclassified for 2005 to conform to the 2006 presentation. These reclassifications had no impact on net assets available for benefits or net increase (decrease) in net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments are held, and transactions are executed, by U.S. Trust Company, N.A. (the “ESOP Trustee”) for the ESOP portion of the Plan and by Northern Trust (the “Trustee”) for the non-ESOP portion of the Plan. Investments in mutual funds and equity securities are stated at fair value by the ESOP Trustee and the Trustee and are based on quoted prices in an active market. The value of collective trust funds are based upon the current value of and net investment gains or losses relating to the units of participation held by the Plan. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
Administrative expenses, including legal and participant accounting expenses, and all expenses directly relating to the investments are charged to and paid by the Plan unless paid by the Company.
Benefit Payments
Benefits are recorded when paid.

Note 3 —Province Business Combination
On April 15, 2005, pursuant to the Agreement and Plan of Merger, dated as of August 15, 2004, by and among Historic LifePoint Hospitals, Inc. (formerly LifePoint Hospitals, Inc.) (“Historic LifePoint”), the Company, Lakers Acquisition Corp. (“LifePoint Merger Sub”), Pacers Acquisition Corp. (“Province Merger Sub”) and Province Healthcare Company (“Province”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 25, 2005, and Amendment No. 2 to Agreement and Plan of Merger, dated as of March 15, 2005 (as amended), the Company acquired all of the outstanding capital stock of each of Historic LifePoint and Province through the merger of LifePoint Merger Sub with and into Historic LifePoint, with Historic LifePoint continuing as the surviving corporation of such merger (the “LifePoint Merger”), and the merger of Province Merger Sub with and into Province, with Province continuing as the surviving corporation of such merger (together with the LifePoint Merger, the “Province Business Combination”). As a result of the Province Business Combination, each of Historic LifePoint and Province is now a wholly owned subsidiary of the Company.
As a result of the Province Business Combination, the Company became the successor issuer to Historic LifePoint under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and succeeded to Historic LifePoint’s reporting obligations under the Exchange Act. In connection with the closing of the Province Business Combination, shares of Historic LifePoint Common Stock, which had been listed and traded on the NASDAQ National Market under the ticker symbol “LPNT,” are no longer listed and traded on the NASDAQ National Market. However, shares of Company common stock are now listed and traded on the NASDAQ National Market under the ticker symbol “LPNT.”
Upon completion of the merger on April 15, 2005, through May 15, 2005, the Province 401(k) plan was in operation and its participants and the Company continued to make contributions to that plan. On May 15, 2005, all former Province employees who became employees of the Company and who met all eligibility requirements except for the two months service to the Company were automatically eligible to participate in the Plan.
Note 4 — Investments
For the years ended December 31, 2005 and 2006, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) as follows:

	2005	2006
Common stock	$18,349,094	$(9,819,568)
Collective trust funds	5,650,474	16,619,628

	$23,999,568	$6,800,060

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2006 are as follows:

	2005	2006
LifePoint Hospitals, Inc. Common Stock*	$93,699,688	$83,895,173
HCA Inc. Common Stock	39,572,002	**
Northern Trust Company Stock Index Fund	39,499,910	49,924,317
Northern Trust Company Stable Value Asset Fund	38,135,732	43,423,272
Northern Trust Company Small Company Index Fund	23,777,720	31,273,749
Northern Trust Company International Equity Index Fund	**	17,018,183
Northern Trust Company Short Term Investment Fund	**	40,118,258

*	Includes non-participant directed investments.

**	Investment does not represent 5% or more of the Plan’s net assets for the respective year.
In November 2006, HCA Inc. was acquired by a private investor group. All outstanding shares of HCA Inc. common stock were acquired by the private investor group, including those held by the Plan. Proceeds from the sale of the HCA Inc. common stock were reinvested in other funds of the Plan based on participant elections.

Note 5 — Nonparticipant-Directed Investments
Information about net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at December 31, 2005 and 2006 are as follows:

	2005		2006
	Allocated	Unallocated	Allocated	Unallocated
Cash	$—	$700,000	$—	$—

Short Term Investment Fund	$—	$867,722	$—	$1,263

LifePoint Hospitals, Inc. Common Stock:
Number of shares	1,413,678	969,063	1,671,439	624,821

Cost	$17,234,538	$11,173,480	$19,110,693	$7,185,441

Fair Value	$53,012,925	$35,564,106	$56,327,494	$21,056,468

Total fair value of Nonparticipant-directed investments	$53,012,925	$37,131,828	$56,327,494	$21,057,731

	2005	2006
Nonparticipant-directed investments at beginning of year	$87,256,482	$90,144,753
Change in net assets:
Transfers to other funds	(1,270,268)	(1,395,843)
Distributions to participants	(3,338,199)	(3,927,171)
Employer cash contributions	3,200,000	3,900,000
Net appreciation (depreciation) in fair value	4,296,738	(11,336,514)

Nonparticipant-directed investments at end of year	$90,144,753	$77,385,225

Note 6 –– Note Payable to LifePoint Hospitals, Inc.
On June 9, 1999, the Plan purchased 2,796,719 shares of the Company’s common stock from the Company at $11.50 per share for an aggregate purchase price of approximately $32,162,000. The Plan issued a note payable to the Company (the “ESOP Note”) in an amount equal to the purchase price. The ESOP Note is secured by a pledge of the unallocated stock. The ESOP Note is payable in ten annual payments of $4,636,517, which includes interest on the outstanding principal balance at an annual rate of 8%.
The purchased shares are held by the ESOP Trustee in a suspense account and a portion of these shares is allocated on a quarterly and annual basis for matching contributions. Through December 31, 2005 and 2006, 1,868,287 and 2,330,719 shares, respectively, had been allocated to participant accounts.
The purchase price for the Company’s common stock was acknowledged to be no greater than the prevailing price of the Company’s common stock quoted on NASDAQ at June 9, 1999. The Company makes contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make regularly scheduled payments of principal and interest due on the ESOP Note. Based on this determination, and subject to limitations contained in the Code, the Company is entitled to claim an income tax deduction for contributions to the Plan for the year to which such contributions relate. The participants and beneficiaries of the Plan are not subject to income tax with respect to contributions made on their behalf until they receive distributions from the Plan.
The scheduled amortization of the ESOP Note for the remaining two years is as follows:

2007	$3,975,065
2008	4,293,071

$8,268,136

Note 7 — Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 8 — Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service, dated January 15, 2003, stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to bring the Company’s operations into compliance with the Code.
Note 9 — Party-In-Interest Transactions
The issuance of the ESOP Note payable to the Company for the purchase of the Company’s common stock and contributions received by the Plan from the Company to fund principal and interest payments on the ESOP Note are considered transactions with parties-in-interest. Certain Plan investments are shares of trust funds managed by the Trustee and, therefore, such transactions qualify as party-in-interest transactions. Purchases and sales of assets through the ESOP Trustee and Trustee are also considered party-in-interest transactions. The Plan also holds investments in the form of participant loans, such transactions qualify as party-in-interest transactions. All of these transactions are permissible under specific exemptions included in ERISA and the Code.

LifePoint Hospitals, Inc. Retirement Plan
EIN: 52-2165845 Plan No.: 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date, Rate		(e)
	Borrower, Lessor	of Interest, Collateral, Par	(d)	Current
(a)	or Similar Party	or Maturity Value	Cost	Value
*	Northern Trust Company	Stable Value Asset Fund	**	$43,423,272	***
*	Northern Trust Company	Aggregate Bond Index Fund	**	12,259,276
*	Northern Trust Company	Stock Index Fund	**	49,924,317
*	Northern Trust Company	Small Company Index Fund	**	31,273,749
*	Northern Trust Company	International Equity Index Fund	**	17,018,183
*	Northern Trust Company	Short Term Investment Fund	**	40,118,258
*	LifePoint Hospitals, Inc.	Common Stock	$31,839,749	83,895,173
	Triad Hospitals, Inc.	Common Stock	**	1,172,244
*	Participant Loans	Interest rate ranges from 4.0% to 9.5%	**	3,135,396
	Self-directed Brokerage Accounts	Various investments	**	3,516,365

				$285,736,233

*	Indicates a party-in-interest to the Plan.

**	Not required for participant-directed investments.

***	In accordance with FSP AAG INV-1 and SOP 94-4-1, the current value of the Stable Value Asset Fund has been stated at fair value.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2007.	LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN
	By:	/s/ John Bumpus
John Bumpus
Senior Vice President, Human Resources

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm